FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

            (Registrant)

Date June 9, 2005

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

          NEWS FOR RELEASE: June 9, 2005

NEWS RELEASE 05-17

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

Tyler Resources announces further drill results at Bahuerachi,

including 50 meters grading 0.62% copper and 1.01% zinc

in oxide mineralization in diamond drill hole #26

Tyler Resources Inc. is pleased to announce assay results for diamond drill holes #26, 27 and 30 which outline continued mineralization to the south with near surface high grade copper oxide intersections from the Main Zone of its Bahuerachi project, Mexico.  Results have identified near surface porphyry and skarn hosted oxide mineralization containing copper, gold, silver and zinc.

Significant intervals for drill holes DDH-BAH #26, 27, 30.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-26	5	55	50	0.62	0.08	2.6	1.01	trace	Chalcocite in hornblende porphyry and minor skarn
and	159	175	16	0.34	0.06	8.5	0.13	trace	Skarn
BAH-27	2	27	25*	0.40	trace	3.2	0.23	trace	Copper oxides in hornblende porphyry
BAH-30	22.3	26	3.7	6.07		14.1	0.39		High grade copper oxides in limestone
and	98	106	8	0.45	0.05	13.7	trace	trace	Calcareous sediments

                                            *Excludes 1.6 m of lost core at 7.1 meters.

                                            ** Diamond drill hole #29 was lost at a depth of 77 meters and was twinned with drill hole #30 to target depth and for which results are reported.

Results from section 1 SE have outlined sections of near surface copper oxide mineralization with bulk mineable potential.  Mineralization has been recognized along wide sections through surface sampling for an additional 300 meters further south at this time and further work is planned to prioritized favorable sections for drilling south of section 1 SE as the project continues.  Two sections sampled at surface located approximately 300 meters south of section 1 SE returned assays of  0.4% copper, 0.12% zinc and 5.5 g/t silver over 46 meters and 0.11% copper, 0.5% zinc, 8.7 g/t silver over 50 meters in heavily oxidized calcareous sediments.  Skarn mineralization at depth, while showing continuity, was found to be generally less well developed than on sections to the north and wide sections of poorly mineralized limestones and post mineral intrusions have diluted width potential in this area.

Drill hole RC-18, the last RC hole drilled by the previous RC contractor have been received and compiled on section 295N with previously released drill hole #19.  RC-18 returned 97.53 meters grading 0.73% copper, 7.8 g/t silver and 0.34% zinc, including a high grade skarn section consisting of 18.29 meters grading 2.28% copper, 0.25 g/t gold, 31.35 g/t silver and 1.14% zinc.

News Release – June 9, 2005

Significant intervals for drill hole RC-18.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
RC-18	6.10	103.63	97.53**	0.72	0.05	7.8	0.34	Trace	Skarn/QFP/Faults
including	85.34	103.63	18.29	2.28	0.25	31.4	1.14	Trace	Skarn

                                            ** Excludes  samples lost over 1.52 meters at 15.24 meters.  The hole was lost at 103.63 m in mineralization.

Drill holes BAH- 28, 31 and 32 have been completed and sent to the laboratory and drilling in the Main Zone is currently continuing with drill hole BAH-33.

Please refer to the drill hole location plan map attached for the general location of all drill holes and sections.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo and Director, Mr. Brent Gonek, B.Sc, Geology, G.I.T., and Mr. Paul Turnbull, P.Geol,  consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.

BAHUERACHI PROJECT

SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION,

DRILL HOLES 04-BAH-19, 05-RC-18, Looking North, Section 295 N

Refer to geological compilation sketch map and drill hole location Plan for section location, NR 05-017

05-BAH-19
05-RC 18
97.53 m @ 0.72 % Copper 7.8 g/t Ag 0.05 g/t Au 0.39% Zn
1,000m elev
9.14 m @ 2.0% Copper 5.21 g/t Ag 0.04 g/t Au 0.64% Zn
2.75 m @ 0.37% Copper 63.5 g/t Ag 0.06 g/t Au 0.33% Zn
900 m elev
Fault
18.29 m @ 2.28% Copper 31.4 g/t Ag 0.25 g/t Au 1.14% Zn
9.51 m @ 1.5% Copper 20.6 g/t Ag 0.14 g/t Au 0.38% Zn
800 m elev
785,200 mE
785,300 mE
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology (simplified)
Post mineral Intrusions (A= andesite, R= rhyolite, D= diorite)
QFP - Porphyry Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Mineralized Skarn and skarn/breccia systems (garnet dominated)
Pyroxene dominated skarn
Quartz-pyrite-epidote altered andesite volcanic and volcaniclastic rocks
Marble with local fracture controlled sulfide veins and pods of skarn
Siliceous and calcareous bedded sedimentary rocks with 5-20% calc-silicate alteration
Quartz-pyrite altered fine grained clastic sedimentary rocks
Scale
0
100 m

TYLER RESOURCES INC.
BAHUERACHI PROJECT

SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION,

DRILL HOLES 04-BAH-26, BAH-27, BAH 29/30 Looking North (340°), Section 1 SE

Refer to geological compilation sketch map and drill hole location Plan for section location, NR 05-017

785,200 mE
785,400 mE
DDH 26
DDH 27
DDH 30//
DDH 29 (lost)
1,000 m
elev
900 m elev
800 m elev
50 m @
0.62% copper
0.08 g/t Au
2.6 g/t Ag,
1.01 % Zn
25 m @
0.40% copper
3.2 g/t Ag,
0.23 % Zn
3.7 m @
6.07% copper
14.1 g/t Ag,
0.39 % Zn
8 m @
0.45% copper
0.05 g/t Au
13.7 g/t Ag,
16 m @
0.34% copper
0.06 g/t Au
8.5 g/t Ag,
0.13 % Zn
A
D
R
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral Intrusions (A= andesite, R= rhyolite, D= diorite)
QFP - Porphyry Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Mineralized Skarn and skarn/breccia systems (garnet dominated)
Pyroxene dominated skarn
Quartz-pyrite-epidote altered andesite volcanic and volcaniclastic rocks
Marble with local fracture controlled sulfide veins and pods of skarn
Silicious and calcareous bedded sedimentary rocks with 5-20% calc-silicate alteration
Quartz-pyrite altered fine grained clastic sedimentary rocks
Scale
0
100 m

Tyler Resources Inc.
Bahuerachi Project
Mexico
Sketch Geology, Sections
and
drill hole
Locations
NR# 05-17
June 9th, 2005
NORTH
D18
05-BAH-32
D17
05-BAH-28/31
R5
05-BAH-33
D16
R4
05-BAH-25
D15
05-BAH-24
R3
D14
D13/ R1
R2
05-BAH-19
05-BAH-RC-18
D21
D20
Section 295 North
D22
D23
Section 1 SE
05-BAH-26
05-BAH-29/30
05-BAH-27
OPEN
OPEN
OPEN
Legend
Sketch Geological Compilation
Phase 1, July 2004
Lithological Units
Post Mineral Intrusions
(diorite, andesites, dacites, rhyolites)
Undifferentiated high grade breccia
and skarn zones
Quartz-Feldspar porphyries (QFP)
Undifferentiated
Limestone and marbles
Mixed volcanic and sedimentary units
Phase 1 drill hole collar locations,
number and surface trace
Phase 2 drill holes completed, assays
reported (D=Diamond, R=RC)
Phase 2 drill holes completed, assays
outstanding
Phase 2 drill holes in progress
Phase 2 drill holes, drill pads ready
Scale
0
250 M
500 Meters